August 2, 2004

Securities and Exchange Commission

Division of Corporation Finance

Attn: Melissa N. Rocha

450 Fifth Street, N.W., Mail Stop 4-6

Washington, D.C. 20549-0404

Re:	Cotelligent, Inc.
Form 8-K filed July 8, 2004

Dear Ms. Rocha:

We are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in your July 20, 2004 letter to us with respect to Cotelligent, Inc.’s (“Cotelligent” or the “Company”) Form 8-K, which was filed with the Commission by the Company on July 8, 2004 (the “8-K”).

In response to your letter, set forth below are your comments in bold followed by the Company’s responses to your comments.

1. Comment: Supplementally provide us a copy of any management letters from KPMG, LLP to the audit committee or Board of directors, as well as copies of any correspondence, reports, or notes to and from the company that addressed the weaknesses in the company’s financial accounting systems for each of the years ended December 31, 2003 and 2002.

Response: Please find marked as Attachment I, a management letter issued by KPMG December 22, 2003, related to the audit for the year ended December 31, 2002. To date, KPMG has not issued a management letter related to the audit for the year ended December 31, 2003. KPMG LLP notified the Company orally in April 2004, prior to the filing of Form 10-K (which was filed on April 14), that a material weakness existed with respect to the audit of the 2003 financial statements. The Company then received a letter dated April 8, 2004, a copy of which is attached and marked as Attachment II, formally notifying the Company of the reportable condition.

There are no other reports, notes, or correspondence to and from the Company that addressed weaknesses in the Company’s financial accounting systems for either of the years ended December 31, 2003 and 2002.

2. Comment: In detail, supplementally describe the nature of each reportable condition and material weakness and the amounts involved as applicable. Also, tell us:

•	in what period each material weakness and accounting error or misapplication of GAAP occurred,

•	the amount of each accounting error or misapplication of GAAP,

•	the reason(s) for each error or misapplication of accounting,

•	whether or not you intend to restate any prior period for any adjustments. If not, tell us why not, and,

•	in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern detailed by KPMG, LLP.

Response: The material weakness noted by KPMG, LLP occurred in the year ended December 31, 2003 and was the direct cause of the matter that led to the need for an audit adjustment that reduced an accrual for income taxes by $2.5 million.

The Company previously established a $2.6 million accrual in 2001 to provide for income tax contingencies related to earlier tax periods and continued to maintain the $2.6 million accrual while the statute of limitations for the respective tax years remained open.

During the year ended December 31, 2003, the Company was audited by the Internal Revenue Service for the tax years ended March 31, 2001 and 2002, years in which the tax contingencies initially arose. Subsequent to December 31, 2003, but prior to the filing of Form 10-K for the year ended December 31, 2003, the Company’s tax preparer informed the Company that they had received notice from the Internal Revenue Service that the tax audit fieldwork was complete and that no additional tax was due (the only adjustment required was a $55,000 reduction to the net operating loss carry forward). In January 2004, the Internal Revenue Service requested, and the Company agreed to, an extension to the statute of limitations for the tax years under examination until July 28, 2005 in order to allow time for the tax audit fieldwork to be reviewed by the Internal Revenue Service.

In light of the extension of the statute of limitations, the Company continued to maintain the $2.6 million accrual for income taxes at December 31, 2003 based upon its view that the audit by the Internal Revenue Service was incomplete and therefore, exposure to further tax audit adjustments potentially existed.

In connection with its audit, KPMG concluded that the income tax accrual should be reduced by $2.5 million. KPMG pointed to the fact that the Company’s continued operating loss experience in years subsequent to the years related to the tax exposure coupled with the more recent change in tax law allowing operating losses to be carried back five years, covered the original tax exposure, such that, if the items giving rise to the exposure were adjusted, there were now sufficient net operating losses available to apply against the adjustments. The Company had not identified the need to reduce this accrual. It is the Company’s understanding that KPMG determined that the Company’s failure to reduce its income tax accrual demonstrated that the Company failed to monitor business activities and changing circumstances in order to identify events that necessitate a more in-depth written and contemporaneous analysis or revaluation of prior management judgments and accounting estimates.

The Company does not intend to restate any prior period as the reduction to the income tax accrual was appropriately recorded to the fourth quarter of 2003 The following two paragraphs explain why this adjustment was appropriately recorded in the fourth quarter of 2003.

For tax purposes, Cotelligent changed its year-end from March 31 to a calendar year as of December 31, 2002. Therefore, it filed a 9-month return for the tax year ended December 31, 2002. According to Rev. Proc. 2002-37, if Cotelligent would have generated any taxable income during the first quarter of 2003, it would have been prohibited from carrying the $11,445,000 NOL generated in December 31, 2002 back to tax year ended March 31, 1999. (The 12-month loss through March 31, 2003 must be greater than the 9-month loss ending December 31, 2002.)

At the time the 2002 tax provision was prepared in connection with the Company’s preparation of its Form 10-K for the fiscal year ended December 31, 2002, which 10-K was filed with the Commission prior to and near March 31, 2003, the Company did not know whether it would incur a loss for the first quarter of 2003 since the March quarter results were not known. Furthermore, the Company did not file its tax return for the tax period ended December 31, 2002 until September 15, 2003. It was only after the filing of the 2002 tax return on September 15, 2003 that all the pertinent information became available as to the magnitude of the losses for all periods and the fact that a taxable loss for the period April 1, 2002 – March 31, 2003 was in fact greater than the tax loss reported for the period April 1. 2002- December 31, 2002. It would have then became clear in the fourth quarter of 2003 that the losses for 2002 qualified for the 2002 Job Creation and Workers Assistance Act of 2002, which provides that NOLs arising in tax years ending in 2001 and 2002 can be carried back for 5 years. The Company would have then known in the fourth quarter of 2003 that certain tax contingencies no longer existed.

The Company addressed KPMG LLP’s comment that it failed to monitor business activities and changing circumstances in order to identify events that necessitate a more in-depth written and contemporaneous analysis or revaluation of prior management judgments and accounting estimates. Within one month after receiving KPMG’s comment, the Company modified its internal control to require a written analysis prior to the filing of each quarter’s Form 10-Q and the 10-K that identifies changes in the Company’s business activities and changing circumstances and considers potential revaluation of prior management judgments and accounting estimates. This analysis is applied to each of the areas of accounting identified under Critical Accounting Estimates on Form 10-K.

In addition, immediately after receiving KPMG’s comment, the Company prepared a written analysis to support the $2.5 million reduction to the accrual for income taxes prior to the filing of Form 10-K for the year ended December 31, 2003. Please find marked as Attachment III, a copy of the memorandum that discusses the accrual for income taxes.

3. Comment: Provide us with a list of year-end closing or adjusting entries you recorded to close the books, or in connection with or as a result of the audit for fiscal 2003 and 2002. Disclose the dollar effect of each adjustment on net loss. Briefly explain each entry. Explain why none of the adjustments related to prior periods and does not require restatement of the financial statements in prior periodic reports.

Response: The following is a summary of the year end closing entries in connection with and as a result of the audit for the years ended December 31, 2003 and 2002. Except as otherwise noted below, these adjustments were identified as a result of the audit for the particular year. As a general rule, the Company records all adjustments identified regardless of materiality.

The net effect of the 2003 entries, absent the entry that resulted from the material weakness, was an increase to the net operating loss of $2,337, which represented approximately 0.02% of our $12.5 million net loss in 2003.

The net effect of the 2002 entries was a reduction to the net operating loss of $3,023, which represented approximately 0.03% of our $9.7 million net loss in 2002.

Year Ended December 31, 2003

Adjustment number 1 –

DR	Prepaid assets (deferred acquisition costs)	$174,663
CR	Selling, general and administrative expense	$174,663

To defer costs related to the potential acquisition of a target company until the date of completion of the purchase of the business.

The adjustment reduced the net operating loss for the year by $174,663.

The adjustment did not require restatement of any prior financial statements since the spending related to the acquisition occurred in the fourth quarter of 2003 and was therefore appropriately recorded in the fourth quarter of 2003.

Adjustment number 2 –

DR	Accrual for income tax	$2,548,831
CR	Provision for income taxes	$2,548,831

To reduce the accrual for income taxes as fully described in the response to item 1 of this comment letter.

The adjustment reduced the net operating loss for the year by $2,548,831.

The adjustment did not require restatement of any prior financial statements since the adjustment related to the fourth quarter of 2003 as more fully described in response to item 1 of this comment letter.

Adjustment number 3 –

DR	Obligation due seller of an acquired business	$492,000
CR	Retained earnings	$492,000

To reduce an accrual related to a claim by the seller of an acquired business. The Company accrued for the claim in 2000 as internal counsel concluded that the likelihood of loss was probable. Upon a re-examination of the facts supporting the initial claim in the course of the 2003 audit, it was concluded that the likelihood of loss was never anything but remote. Accordingly, the accrual for the loss contingency was reversed to opening retained earnings. Disclosure of the adjustment to December 31, 2000 retained earnings was provided in the Form 10-K for the year ended December 31, 2003 on the consolidated statement of stockholders’ equity with a parenthetical reference to footnote 12.

The adjustment did not impact the net operating loss for 2003.

The adjustment did not require restatement of any prior financial statements because the adjustment was considered not material to the operating loss for the year ended December 31, 2000 of $23.5 million.

Adjustment number 4 –

DR	Impairment of long-lived assets	$177,000
CR	Property and equipment	$177,000

The Company’s initial calculation of the annual impairment test had resulted in no impairment loss. During the course of the audit, changes to the impairment test analysis resulted in an impairment of long-lived assets related to property and equipment at the Company headquarters’ location due to a change in the grouping of assets between reporting units.

The adjustment increased the net operating loss for 2003 by $177,000.

The adjustment did not require restatement of any periodic reports as the asset impairment test was appropriately performed in the fourth quarter of 2003.

Adjustment number 5 –

DR	Other current liabilities	$66,217
CR	Restructuring liabilities	$66,217

To reclassify an accrual for benefits related to people severed in connection with a restructuring to the restructuring liability.

The adjustment had no impact on the net operating loss for 2003.

The adjustment did not require restatement of any prior financial statements, even though the original accrual was created in September 2003, since the reclassification within current liabilities was not considered material individually or in the aggregate with the other adjustments identified by KPMG and the Company.

Adjustment number 6 –

DR	Selling, general and administrative expenses	$302,884
CR	Loss from discontinued operations	$302,884

To reclassify a write-down of amounts receivable from an acquirer of a discontinued operation to loss from continuing operations.

The adjustment had no impact on the net operating loss for 2003.

The adjustment was identified by the Company prior to the commencement of the audit but after the Company closed the books for the period.

The adjustment did not require restatement of any prior financial statements since the write-down resulted from a revision to a note agreement agreed to in December 2003.

Year Ended December 31, 2002

Adjustment number 1 –

DR	Revenue	$310,159
CR	Accounts receivable	$310,159

DR	Research and development expenses	$133,000
CR	Cost of services	$133,000

To reverse revenue on services delivered to Bluebook International during the fourth quarter of 2002 and reclassify the associated cost of delivering such services to research and development expense.

Between August and November of 2002, the Company had contributed services in addition to cash in exchange for an investment in preferred stock of Bluebook International. The Company did not recognize revenue in connection with this investment. Yet, for services provided in the fourth quarter of 2002, subsequent to the investment, the Company initially recognized revenue. The revenue was reversed when it was determined that collectibility of the associated receivable was not certain.

The adjustment increased the net operating loss for 2002 by $310,159.

The adjustment did not require restatement of any prior financial statements since the services delivered in connection with the adjustment were provided in the fourth quarter of 2002.

Adjustment number 2 –

DR	Selling, general and administrative expense	$20,667
CR	Prepaid expense	$20,667

To write-down a reimbursement from a third party deemed to be un-collectible.

The adjustment increased the net loss for 2002 by $20,667.

The adjustment did not require restatement of any prior financial statements since the amount was considered to be not material.

Adjustment number 3-

DR	Selling, general and administrative expense	$39,935
DR	Cost of services	$64,964
CR	Accounts payable	$104,899

To accrue unrecorded liabilities at December 31, 2002.

DR	Accounts payable	$100,216
CR	Selling, general and administrative expense	$100,216

To reverse the estimate for unrecorded liabilities established by the Company at December 31, 2002.

The Company initially provided an estimate for unrecorded liabilities when closing the December 2002 general ledger in January 2003. As more information became available during the course of the audit in March 2003, the actual unrecorded liabilities were recorded and the original estimate reversed.

The adjustment increased the net loss for the year by $4,673.

The adjustment did not require restatement of any prior financial statements because the items accrued for related specifically to the quarter ended December 31, 2002.

Adjustment number 4 -

DR	Selling, general and administrative expense	$26,000
CR	Accrued compensation	$26,000

To increase the payroll accrual for the employer portion of payroll taxes to correct an arithmetic error in the year end accrual calculation.

The adjustment increased the net loss for 2002 by $26,000.

The adjustment did not require restatement of any prior financial statements because the adjustment specifically related to the accrual for the fourth quarter.

Adjustment number 5 –

DR	Other current liabilities	$15,384
CR	Selling, general and administrative expense	$15,384

To reverse an excess accrual for San Francisco business taxes established in earlier quarters of 2002 based on an estimate of such taxes. The Company moved its headquarters location out of San Francisco in August 2002 and in the fourth quarter determined the accrual was too high.

The adjustment reduced the net operating loss for 2002 by $15,384.

The adjustment did not require restatement of any prior financial statements because the amount was considered not material individually or in the aggregate with the other adjustments that were identified.

Adjustment number 6 –

DR	Cost of services	$17,313
CR	Accounts payable	$17,313

To true up the accrual for December services by independent contractors, originally estimated in January 2003 when the general ledger was closed.

The adjustment increased the net operating loss for 2002 by $17,313.

The adjustment did not require restatement of any prior financial statements because the accrual related to services rendered by independent contractors in the fourth quarter of 2002.

Adjustment number 7 –

DR	Revenue	$28,080
CR	Accounts receivable	$28,080
DR	Allowance for doubtful accounts	$28,080
CR	Selling, general and administrative expenses	$28,080

To reverse a component of revenue charged to a client discovered not to be collectible and remove the associated item from the allowance for doubtful accounts.

The adjustment had no impact on the net operating loss for 2002 as the Company had provided for the item in the allowance for doubtful accounts when it appeared the item was potentially uncollectible.

The adjustment did not require restatement of any periodic reports as the adjustment was considered not material individually or in the aggregate with the other adjustments that were identified.

Adjustment number 8 –

DR	Accounts payable	$46,546
CR	Restructuring liability	$46,546

To reclassify January 1, 2003 payments on lease obligations back into the restructuring accrual at December 31, 2002 from accounts payable for financial statement presentation purposes. Payment obligations were routinely processed into the accounts payable system (and thereby released from the restructuring accrual) in order to cut checks to the landlords soon after December 31, 2002 in order to avoid penalties for late payment.

The adjustment had no impact to the net operating loss for 2002.

The adjustment did not require restatement of any prior financial statements since the item was specific to payment obligations at December 31, 2002.

Adjustment number 9 –

DR	Allowance for doubtful accounts	$350,000
CR	Bad debt expense	$350,000

To reverse the allowance for a doubtful account as information became available in late March 2003, prior to the filing of the 10-K, that the item would be collectible.

The adjustment reduced the net operating loss for 2002 by $350,000.

The adjustment did not require restatement of any prior financial statements because the timing of the information resulting in the adjustment was specific to the fourth quarter of 2002.

Adjustment number 10 –

DR	Common stock	$1,000
DR	APIC	$39,000
CR	Gain on settlement	$40,000

To recognize the benefit associated with a settlement agreement entered into with a predecessor owner of an acquired business in the fourth quarter of 2002, resulting in a return of common stock of the Company.

The adjustment reduced the net operating loss for 2002 by $40,000.

The adjustment did not require restatement of any prior financial statements since the item represented a contingent gain to the Company and the correct time to recognize the benefit was the fourth quarter of 2002, when the shares were returned to the Company.

The Company discovered the need for the adjustment.

Adjustment number 11 –

DR	Selling, general and administrative expenses	$20,770
CR	Accrued liabilities	$20,770

To accrue additional amounts due for December legal services provided on legal confirmation requests not previously communicated to the Company by attorneys when the general ledger was initially closed.

The adjustment increased the net operating loss for 2002 by $20,770.

The adjustment did not require restatement of any prior financial statements since the legal services were rendered in the fourth quarter.

Adjustment number 12 –

DR	Miscellaneous accrued liability	$41,729
CR	Selling, general and administrative expense	$41,729

To reduce accrual for rent liability on vacated facility. A change in accounting staff resulted in payments being expensed rather than offset to the accrual for a period of time.

The adjustment reduced the net operating loss for 2002 by $41,729

The adjustment did not require restatement of any prior financial statements because the portion of the adjustment that related to periods prior to the fourth quarter of 2002 was not considered material.

Adjustment number 13 –

DR	Revenue	$29,167
CR	Accounts receivable	$29,167

DR	Allowance for doubtful accounts	$29,167
CR	Selling, general and administrative expense	$29,167

To formally remove from revenue a sales invoice the Company had previously provided for as uncollectible from the client. The corresponding entry removes the item from the allowance from doubtful accounts as well.

The adjustments had no impact on the net operating loss for 2002.

The adjustment did not require restatement of any prior financial statements because the adjustment was considered not material.

Adjustment number 14 –

DR	Revenue	$44,498
CR	Deferred revenue	$44,498

To true up the December 2002 percentage of completion adjustment on fixed price engagements. The adjustment arose due to information becoming available to the Company concerning the contract performance in March 2003; this data had not been available when earlier estimates were obtained to close the general ledger initially.

The adjustments increased the net operating loss for 2002 by $44,498.

The adjustment did not require restatement of any prior financial statements because the adjustment related to contract performance in December 2002.

4. Comment: Refer to the Item 4 Form 8-K and the material weaknesses communicated to you by KPMG, LLP. Also, refer to the Item 9A disclosures of your Form 10-K. We note that the Controls and Procedures were effective “except” for the internal control issues noted by KPMG. The material control weakness disclosed in your Form 8-K appears to indicate you may lack the necessary disclosure controls and procedures, as well as internal controls necessary to provide true and accurate Item 9A disclosures. Additionally, management may not state that the Cotelligent’s controls are effective except to the extent that certain problems have been identified or express similar qualified conclusions. Rather, management must take those problems into account when concluding whether the controls are effective. If the controls are ineffective, management should state the specific reasons why they are ineffective. Refer to Question 5 of the FAQ on Release No. 34-47986 “Management’s Report on Internal Control Over Financial Reporting and Disclosure in Exchange Act Periodic Reports.” Please advice and revise accordingly.

Response: We intend to amend the disclosure within Item 9A on Form 10-K and Item 4 on Form 10-Q as set forth in Attachment III to this letter to state that the Company’s disclosure controls and procedures were not effective.

5. Comment: We note your Item 9A disclosures in your Form 10-K and Item 4 in your Form 10-Q. This disclosure should be revised to discuss in detail the nature of the reportable conditions in your internal and disclosure controls and procedures. Your discussion should also indicate the nature of the improvements and enhancements you are implementing, the timeline for implementation and what you are doing to mitigate the weaknesses in the system while improvements are being implemented to ensure that the financial statements are fairly presented in accordance with GAAP. Refer to Item 307 of Regulation S-K.

Response: We intend to amend the disclosure within Item 9A on Form 10-K and Item 4 on Form 10-Q as set forth in Attachment III to this letter to discuss in detail the nature of the material weakness in internal control and in the Company’s disclosure controls and procedures, the nature of the improvements and enhancements that were implemented, the timeline under which they were implemented and what we did to mitigate the weaknesses while improvements were being implemented.

Please feel free to contact the undersigned with any questions regarding the foregoing. We intend to file amendments to the Form 10-K and Form 10-Q as soon as you advise us that you have no further comments.

Best regards,

/s/ Curtis J. Parker
Curtis J. Parker Executive Vice President and Chief Financial Officer

cc:	Cotelligent Board of Directors
James Lavelle, Chairman and Chief Executive Officer
David W. Pollak, Morgan, Lewis & Bockius

ATTACHMENT I

KPMG LLP

Suite 700

600 Anton Boulevard

Costa Mesa, CA 02626 7551

December 22, 2003

CONFIDENTIAL

The Board of Directors

Cotelligent, Inc.

Members of the Board:

We have audited the consolidated financial statements of Cotelligent, Inc. and subsidiaries (the Company) as of and for the year ended December 31, 2002 and have issued our report thereon, dated March 26, 2003, except as to Notes 2 and 17 which are as of November 25, 2003. In planning and performing our audit of the consolidated financial statements of Cotelligent, Inc., we considered internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control. We have not considered internal control since the date of our report.

During our audit, we noted certain matters involving internal control and other operational matters that are presented for your consideration. These comments and recommendations, all of which have been discussed with the appropriate members of management, are intended to improve internal control or result in other operating efficiencies, and are summarized as follows:

REVENUE RECOGNITION – CONTRACT AND PROJECT MANAGEMENT

OBSERVATION

During our review of the project management and approvals, we noted:

•	The Company completed a project without receiving a change order from the customer, which resulted in an uncollectible receivable of $28,000. The Company determined that this was work performed to preserve the customer relationship and should never have been recorded as revenue;

•	A majority of contracts received to support our revenue testwork selections were not the current contract and existing contracts and terms needed to be obtained from the sales representatives. The Atlanta accounting department did not appear to have the most recent contracts and statements of work to ensure amounts billed are evidenced by an agreement

RECOMMENDATION AND BENEFIT

The Company should institute a policy that requires receipt of a change order from a customer prior to commencing work on a modified project in order to protect the Company’s ability to recover its investment in a project

The Company should institute a policy and control to ensure the accounting department receives the executed copy of project contracts and that any revisions to contracts are immediately provided to the accounting department in order to assist the accounting department in determining and properly supporting revenue recognition. In addition, for contracts with a “not to exceed” value, the accounting department can track expenditures to date to advise the project team that a change order may be needed as the contract approaches the approved contract value.

MANAGEMENT’S RESPONSE

Cotelligent’s policy related to performing work in advance of a contract has been defined by management, when requesting a new project for a change order to an existing project or a new client, a copy of the signed agreement must accompany the request. If there is no signed agreement provided, management is alerted and a decision is made whether to allow work to be performed in advance of a signed contract, it is monitored on a regular basis to quantify financial exposure.

401K PLAN REMITTANCES

OBSERVATION

We noted that the Company was delinquent in remitting three 401k withholding payments to the respective Plan Administrator. Failure to make timely payments for withholdings can jeopardize the tax exempt status of the Company’s 401K plan as well as require the Company to pay interest on late amounts.

RECOMMENDATION AND BENEFIT

We recommend the Company remit 401K withholdings on a timely basis to preserve the Company’s tax exempt status.

MANAGEMENT’S RESPONSE

Measures have been addressed and current payments of the 401k withholdings occur within three to five business days after the payroll cycle.

E–2

SUPERVISORY REVIEW OF ACCOUNTING ENTRIES

OBSERVATION

The Company’s controller incorrectly recorded an entry to increase common stock by 55,000 shares. During our audit, we noted the entry had not been reviewed or approved by another individual.

RECOMMENDATION AND BENEFIT

We recommend that the Company implement policies and procedures to require a supervisory review and approval of all accounting entries. Such policies and procedures will ensure that entries are properly approved and identify entries which are inaccurate prior to recording the entries into the accounting records.

MANAGEMENT’S RESPONSE

Accounting has implemented a policy, staff accountants prepare journal entries and provide sufficient support of the entry to the controller for review and approval.

EMPLOYEE TIMESHEETS

OBSERVATION

Company policy requires employee timesheets to be approved by the appropriate manager/supervisor. We noted certain instances where subsequent revisions to timesheets did not obtain the required approval. Without required approval, employees may submit timesheets for hours not worked and be inappropriately paid wages. In addition, inaccurate time charges can create erroneous revenue and accounts receivable.

RECOMMENDATION AND BENEFIT

Management should ensure that an appropriate supervisor approve all timesheets as well as subsequent revisions. Such procedures will ensure payroll expenditures are based on actual hours incurred and approved by their supervisors. As hours for project employees often have a direct relationship with recorded revenue and billings to customers, review and approval of employee timesheet revisions is vital to ensure revenue recognition is appropriate and accounts receivable are collectible.

MANAGEMENT’S RESPONSE

Implementation of the Solomon financial tool has redefined the process for timekeeping and approvals. All employees are required to enter their time on a weekly basis into Solomon Time and Expense and must save the timesheet as complete. The manager is then responsible for the review and approval of the employee’s timesheet within Solomon. HR/Payroll monitor all timesheets for final approval to ensure timely transmittal of payroll and contacts individual managers if necessary to obtain system approvals.

E–3

INFORMATION TECHNOLOGY ACCESS CONTROLS

CHANGE CONTROLS

OBSERVATION

During our review of the general controls environment, we noted that the Company does follow informal procedures with regards to change management; however, no formal policies and procedures have been documented and/or established. Without documentation of change management processes and procedures, the Company increases the risk of change controls being circumvented and/or ignored when implementing changes to critical systems. In addition, the lack of a formally documented change management outline makes the communication of appropriate change control procedures difficult.

There are users with inappropriate administrative access within the application. Based on our inspection, all active user profiles were found to have administrative access to the SQL system. Without periodic review of each user’s access on the network and business applications, employee system privileges may not commensurate with their respective job description. Also, without proper user access monitoring, employee’s system access may still be active even though they are no longer with the Company. In fact we noted certain user accounts belonging to terminated employees (T Phelps, G. Salerno and B Dvorak) remained active on the HRMS system.

RECOMMENDATION AND BENEFIT

The Company should adopt policies and procedures to require periodic review of each user’s access to the network and other proprietary applications. Consistent and timely monitoring of proper user access will help the Company to ensure proper segregation of duties and protect the Company’s information system from unauthorized access.

Weaknesses in change management compromise system integrity and availability. Once a system is operational, further developments are usually required to meet the changing needs of the business. Such changes should be subjected to controls as stringent as those used in the development or implementation of a new system. In addition, change management procedures should be documented. If there are no formally documented controls over system changes, the benefits originally gained by controlling the systems’ implementation are lost as subsequent changes are made.

The following implications have been noted in relation to the above observation:

•	There is a potential risk that unauthorized changes could be implemented as management authorization is not required for change requests;

E–4

•	Management reports developed in an uncontrolled environment may result in inaccurate or misleading information being issued to management, shareholders or the public;

•	Lack of change management software to migrate programming changes between environments may compromise system integrity and availability. This is because the executable code in the live environment, once overwritten, is difficult to recover if an error has been made in development; and

•	User acceptance testing may reveal specification problems where the system’s facilities do not really meet the user’s needs or that the system performance is unacceptable. Therefore, the absence of formal user acceptance testing for patches, minor upgrades and reporting changes increases the risk that changes put through to the applications do not meet business requirements.

We recommend that management design, implement, and formally document adequate change management procedures to help ensure that changes to the Company business systems are made in a controlled manner. Specifically, in addition to developing and documenting change management policies, we recommend the following:

•	If the program change is not initiated by the user, the users approval should be required in advance of program/system changes;

•	All user requirements/changes should be formally documented and agreed upon;

•	All changes should be reviewed to ensure that information will be consistently processed in a controlled environment;

•	Test data and test criteria should be specified and used effectively in testing subsequent changes;

•	Control and review should be maintained by appropriate user personnel over development, testing and migration to production;

•	Prior to implementation the altered program, the program documentation should be reviewed to ensure that the changes are reflected;

•	User sign-off should be formally obtained after testing of systems and migration to production.

We recommend that management establish, implement, and communicate formal information security policies, standards and procedures. Some of the areas that should be addressed in the policies, standards and procedures are:

•	Monitoring software protection features as well as procedural methods for maintaining the integrity of sensitive data including, the periodic review of global access security system options.

•	Logging, reporting, and follow-up of security incidents that may adversely impact the confidentiality and integrity of information processed.

•	Data classification and the security requirements for storage and transmission of data.

•	Minimum baseline standards for securing systems and networks.

•	Controlling and safeguarding media containing sensitive information including, procedures for erasing and deleting information.

E–5

•	Information protection training to inform personnel of their personal responsibilities, threats, vulnerabilities, and prohibited activities.

•	Assigning criticality levels to each application, which reflect the impact that would result from compromise, corruption, or denial of service.

•	Maintaining access privileges including, procedures for setting-up new profiles, changes in system access due to employee transfers, and suspension of system privileges for terminated employees.

•	Monitoring access to the business critical applications including, periodic reviews of user access and segregation of duties between critical business functions.

MANAGEMENT’S RESPONSE

Implementation of the Solomon financial tool has prompted all access rights of users to be re-evaluated. The accounting staff access rights have been segmented to allow for separation of duties to ensure accurate financial reporting, this is reviewed and controlled by the Director of Finance. Cotelligent IT will also be responsible to perform a monthly audit confirming terminated employees are removed from the Solomon system and submit our report to the Director of Accounting for review. This procedure has been documented and resides on the IT corporate intranet along with all other application and network specific policies and procedures.

CORPORATE ACCOUNTABILITY

OBSERVATION

We noted that the Company currently does not have in place any programs to prevent, deter and detect fraud, such as an ethics code, values charter or whistle blower hotline. In the United States of America, recent corporate failures have resulted in legislation, new laws and regulations over corporate accountability and governance, including the issuance of a new auditing standard related to the detection and prevention of fraud.

RECOMMENDATION AND BENEFIT

We recommend that the Company establish a program to prevent, deter and detect fraud. The program may come in the form of an ethics code or values charter, a fraud awareness program, an outline of fraud whistleblowing and response procedures, the creation of a fraud investigation department, a corporate governance manual or a risk management manual.

MANAGEMENT’S RESPONSE

Cotelligent has formally implemented a code of ethics which is managed by the Vice President of Human Resources, this also includes a whistle-blowing hotline for all employees to report any fraudulent or unethical activities.

* * * * * * *

E–6

Our audit procedures are designed primarily to enable us to form an opinion on the consolidated financial statements, and therefore may not bring to light all weaknesses in policies or procedures that may exist. We aim, however, to use our knowledge of the Company’s organization gained during our work to make comments and suggestions that we hope will be useful to you.

We would be pleased to discuss these comments and recommendations with you at any time.

This report is intended solely for the information and use of the Board of Directors, Audit Committee, management and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

/s/ KPMG LLP

E-7

ATTACHMENT II

KPMG LLP

Suite 700

600 Anton Boulevard

Costa Mesa, CA 92626-7051

April 8, 2004

Board of Directors

Cotelligent, Inc.

Irvine, California

Ladies and Gentlemen:

We have audited the consolidated financial statements of Cotelligent, Inc. (the Company) for the period ended December 31, 2003 and have issued our report thereon dated April 8, 2004. In planning and performing our audit of the financial statements of the Company we considered internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements. An audit does not include examining the effectiveness of internal control and does not provide assurance on internal control.

However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions are matters coming to our attention that, in our judgment, relate to significant deficiencies in the design or operation of internal control and could adversely affect the organization’s ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. Our consideration of internal control would not necessarily disclose all matters in internal control that might be reportable conditions.

A material weakness is a reportable condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matters involving internal control and its operation that we consider to be material weaknesses.

In planning and performing the audit of the Company’s consolidated financial statements for the year ended December 31, 2003, we observed that the Company does not adequately monitor business activities and changing circumstances to identify events that necessitate a more in-depth written and contemporaneous accounting analysis or reevaluation of prior management judgments and accounting estimates. We recommend the Company enhance its accounting function to reduce to a relatively low level the risk that errors in amounts that would be material in relation to the financial statements may occur and not be detected within a timely period.

These conditions were considered in determining the nature, timing, and extent of the audit tests applied in our audit of the 2003 financial statements, and this report does not affect our report on these financial statements dated April 8, 2004. We have not considered internal control since the date of our report.

This report is intended solely for the information and use of the board of directors, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

/s/ KPMG LLP

ATTACHMENT III

Cotelligent

Income Tax Accrual

December 31, 2003

From December 31, 2001 Cotelligent has maintained an income tax accrual for $2.6 million to cover potential exposure for certain tax positions taken on tax returns where the statute of limitations was still in effect. The purpose of this memorandum is to discuss the composition of this income tax accrual and support its continued existence at 12.31.03

Tax Years Remaining Under Statute at 12.31.03

As of 12.31.03, the tax years remaining under statute would include 12.31.03, 12.31.02, 3.31.02 and 3.31.01.

Note Cotelligent was on a fiscal tax year ended 3.31 until it changed its tax year on a calendar basis effective 12.31.02

The continuation of keeping the statute open 3.31.02 and 3.31.01 tax years is based on the Company agreeing with the Internal Revenue Service to hold these years open through July 28, 2005. A federal tax audit against 3.31.02 and 3.31.01 commenced in September 2003 and upon completion of the audit fieldwork, Cotelligent agreed to an extension of the statute of limitations for those years. The IRS presumably requested the extension as it will take some time for the fieldwork to move through the review process.

Therefore, the tax accrual should consider all years open under statute including 12.31.03, 12.31.02, 3.31.02 and 3.31.01.

Tax Years Ended 12.31.03 and 12.31.02

There are no tax exposures identified for the tax years ended 12.31.03 and 12.31.02. In both tax years, the Company experienced significant levels of net operating losses based on operations with little or no write-down of assets or items that would have special tax treatment and therefore, not create any issue of tax exposure.

Therefore, there are no tax exposures for these years at the Federal level. In addition, as the Company has decreased in size, it has eliminated the management fee, resulting in no management fee at the state level.

Tax Year Ended 3.31.03 and 3.31.02

Audit of Tax Years -

During 2003, to IRS conducted an audit on the tax years ended 3.31.03 and 3.31.02 and as noted above the Company agreed to an extension of time to hold the statute of limitations open.

Although no assessments have yet been proposed, preliminary conclusions continue to be reviewed by the IRS. Therefore it is appropriate to consider the tax exposures related to the years currently open under the statute of limitations.

Exposures

Management fee-

Historically, the Company charged a management fee between Cotelligent Inc and subsidiaries. The fee is eliminated on a consolidated federal basis, but for those states in which a subsidiary files separately (not combined or consolidated) the management fee, although fully supportable and consistently calculated in all years, can be challenged on a number of various points; it’s existence, the size of the calculation or the methodology used in the calculation., The creation of the reserve was determined as necessary, but because the management fee charged was fully supportable and derived from a transfer price study performed by Ernst and Young LP, a nominal accrual in the range of 5% to 10% of the management fee was deemed to be appropriate

Deduction of Tallahassee Investment

The Company deducted the unamortized portion of the Tallahassee investment as an abandonment loss. The deduction was taken in the 3.31.02 return because the Tallahassee office was physically closed during that tax year (September 2001), all employees were basically terminated at about that same time and Cotelligent discontinued the sales and marketing to the Big Six (as a sub for Oracle implementations), their principal target market.

Nevertheless, there was one sales person who remained with the Company for a brief time after 3.31.02 and there was some residual work on a few clients that also went beyond 3.31.02. This business was transferred to the small staffing component based out of Branchburg, New Jersey at the time. The sales person started selling different types of services. This person left and this type of work ended after 3.31.02.

At the time of assessing the tax accrual liability for 12.31.02 and 12.31.03, it was the Company understanding that the allowance of an abandonment loss was facts and circumstances based and that the presence of one remaining customer and one remaining employee might result in some adjustment to the deduction, if reviewed.

Based on this interpretation of the tax law, the Company has applied a zero to 30% range of risk to the tax exposure.

Deduction of Jacksonville Investment

The Company deducted the unamortized portion of the Jacksonville investment as an abandonment loss. The deduction was taken in the 3.31.01 return because the Company had decided to close the Jacksonville operation prior to 3.31.01. The reason the abandonment was considered to have exposure was because there was a lack of third party evidence to support the abandonment at the time of taking the deduction.

The facts that did exist which supported the Company taking an abandonment loss at 3.31.01 were as follows. The Jacksonville operation was poorly managed resulting in service delivery problems with existing clients. It became clear that these delivery issues were the core reasons why there had never been any growth in clients or business within the Jacksonville operation. In January of 2001 there was only one significant project remaining at one client, the Bank of America. There had been delivery problems with the current project and continuous delays in getting the project finalized. Combining these facts together with the apparent downturn in spending on IT services, it was clear to Cotelligent management that Jacksonville needed to be closed. Cotelligent executive management had discussed closing the operation in the January-March 2001 timeframe, except that this project continued and lingered on. Cotelligent central (executive) management did not devote time or effort towards the Jacksonville operation after January of 2001. Local Jacksonville management clearly sensed the decision to close the operation as the three lead managers at Jacksonville left the company prior to 3.31.01. In a conversation Cotelligent’s CFO had with the Bank of America in the summer of 2001, regarding service delivery problems, the Bank of America claimed there had been local rumors about Cotelligent’s decision to close the Jacksonville operation for some time.

Cotelligent closed the Jacksonville operation in September of 2001 as soon as it was clear the Bank of America project had been complete. Cotelligent continued to “staff” a few people to the Bank of America for a short while thereafter, but this was under a different contract than the “solutions-oriented” projects of the past.

Because the office was not closed until after 3.31.01 and because there was also no third party evidence of intention to close the office prior to 3.31.01, deducting the Jacksonville goodwill in the 3.31.01 tax year was considered to have tax exposure. In addition, the residual work done for the Bank of America lingered which could be problematic in assessing a clear cut abandonment.

The Company has applied a zero to 30% range of risk to the tax ensure consistent with the range to abandonment exposures.

Determination of Amount of Tax Liability at 12.31.03

Exposures -

Exhibit A provides an analysis of the tax exposures as they existed at 12.31.03, prior to the finalizing the 2003 tax provision. This analysis of federal and state tax exposures at 12.31.03 results in range from zero to $2,295,954.

Independent of the analysis that identifies the exposures that exist within the tax years, is the level of NOL’s currently available to offset against the years with tax exposure. The Company has continued to generate tax losses and given the change in the tax law regarding the carryback of net operating losses to 5 years, one assessment of liability is from an analysis of the where the 12.31.03 NOL’s sit with respect to the tax years that carry exposure.

Tax Liability at 12.31.03 –

If the losses for Jacksonville & Tallahassee were completely disallowed by the Service, Cotelligent’s tax exposure would be approximately $230,000.

Since two of Cotelligent’s subsidiaries (Reed & JAS) were not members of the consolidated group prior to tax year ended March 31, 2000, their NOLs could not be carried back to the consolidated return years. (Reed was an S corporation. And, JAS’s NOLs would have to be carried back to its separate returns.) Of the $12,116,000 of taxable income in tax year ended March 31, 1999, Cotelligent would only be able to carryback $11,445,000 of the NOL generated in short-period ended December 31, 2002. As a result, Cotelligent would end up with approximately $672,000 of taxable income in tax year ended March 31, 1999 and a tax liability of $230,000.

For tax purposes, Cotelligent changed its year-end to a calendar year as of December 31, 2002. Therefore, it filed a 9-month return for the tax year ended December 31, 2002. According to Rev. Proc. 2002-37, if Cotelligent would have generated any taxable income during the first quarter of 2003, it would have been prohibited from carrying the $11,445,000 NOL generated in December 31, 2002 back to tax year ended March 31, 1999. (The 12-month loss through March 31, 2003, must be greater than the 9-month loss ending December 31, 2002.)

At the time the 2002 tax provision was prepared (prepared as part of the 12.31.02 year end and concluded by the filing of the 10K prior to and near 3.31.03), it was unknown whether Cotelligent would incur a loss for the first quarter of 2003, as the March quarter was not was not over. Furthermore, the Company did not file its tax return for the tax period ended 12.31.02 until 9.15.03. It was only after the filing of the 2002 tax return on 9.15.03, that all the pertinent information became available as to the magnitude of the losses for all periods and the fact that a taxable loss for the period 4.01.02 – 3.31.03 was in fact greater than the tax loss reported for the period 4.01.02-12.31.02. It then became clear in the fourth quarter of 2003 that the losses for 2002 qualified for the 2002 Job Creation and Workers Assistance Act of 2002 which provides for NOL’s arising in tax years ending in 2001 and 2002 to be carried back for 5 years. The Company then knew in the fourth quarter of 2003 there was no longer tax exposure for both the Jacksonville & Tallahassee.

To determine the correct income tax accrual related to the $230,000 tax liability, the Company applied the $230,000 liability to the tax exposure analysis. Exhibit B applied the $230,000 liability to the same range of risk exposure as previously applied to the Tallahassee and Jacksonville deductions (0% to 30%). This results in a range of tax exposure of $0 to $69,000. Consistent with prior years where the Company has accrued income taxes equal to the maximum of the range, an accrual of $69,000 will be established at 12.31.03.

Conclusion -

The $2,612,000 income tax accrual should be reduced in the fourth quarter of 2003 to $69,000. Recording the entry to the fourth quarter of 2003 is appropriate as this is consistently the time period when the Company has performed its annual assessment and true up of preliminary provisions.

The classification of the reduction in the income tax accrual should follow the original accounting that established the $2.6 million accrual. The $2.6 million was created through the income tax continuing operations provision and therefore, the reduction in the accrual should follow the same.

ATTACHMENT IV

10-K

Item 9A

Item 9A.	Controls and Procedures (Amended)

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of the end of the period covered by this report were not designed nor were functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The identified weakness in internal control over financial reporting and in the disclosure controls is described below under the heading Change in Internal Control over financial Reporting.

Change in Internal Control over Financial Reporting

In connection with the audit for the fiscal year ended December 31, 2003, the Company’s independent auditors, KPMG LLP, identified a reportable condition in internal control that KPMG LLP considered to be a material weakness under standards established by the American Institute of Certified Public Accountants. The material weakness noted by KPMG occurred in the year ended December 31, 2003 and was the reason why KPMG identified an audit adjustment that reduced an accrual for income taxes by $2.549 million.

The Company reflected in its financial statements included in annual reports on Form 10-K for prior years the $2,618 accrual for income taxes related to certain income tax contingencies. The Company continued to maintain the accrual for income taxes while the statute of limitations for the tax years of the respective contingencies remained open.

In connection with its 2003 audit, KPMG concluded the income tax accrual should be reduced by $2,549 because the Company had sufficient net operating losses available to apply against the tax contingencies. KPMG pointed to the fact that the Company continued to have operating losses in years subsequent to the years related to the tax contingencies and to the more recent change in tax law allowing operating losses to be carried back five years.

The Company understands that KPMG determined that the accounting adjustment had not been identified by the Company because the Company failed to monitor business activities and changing circumstances to identify events that necessitate a more in-depth written and contemporaneous analysis or revaluation of prior management judgments and accounting estimates.

The Company addressed KPMG’s comment regarding its failure to monitor business activities and changing circumstance in order to identify events that necessitate a more in-depth written and contemporaneous analysis or revaluation of prior management judgments and accounting estimates. Within one month after receiving KPMG’s comment, the Company modified its internal control to require a written analysis prior to the filing of each quarter’s Form 10-Q and the Form 10-K that identifies changes in the Company’s business activities and changing circumstances and considers potential revaluation of prior management judgments and accounting estimates. This analysis is applied to those areas of accounting identified under Critical Accounting Estimates on the Form 10-K.

In addition, immediately after receiving KPMG’s comment, the Company prepared a written analysis to support the $2.549 million reduction to the accrual for income taxes prior to the filing of Form 10-K for the year ended December 31, 2003.

10-Q

Item 4

Item 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2004 was carried out by the Company under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of the end of the period covered by this report were not designed nor were functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The identified weakness in internal control over financial reporting and in the disclosure controls is described below under the heading Change in Internal Control over financial Reporting.

Change in Internal Control over Financial Reporting

In connection with the audit for the fiscal year ended December 31, 2003, the Company’s independent auditors, KPMG LLP, identified a reportable condition in internal control that KPMG LLP considered to be a material weakness under standards established by the American Institute of Certified Public Accountants. The material weakness noted by KPMG occurred in the year ended December 31, 2003 and was the reason why KPMG identified an audit adjustment that reduced an accrual for income taxes by $2.549 million.

The Company reflected in its financial statements included in annual reports on Form 10-K for prior years the $2,618 accrual for income taxes related to certain income tax contingencies. The Company continued to maintain the accrual for income taxes while the statute of limitations for the tax years of the respective contingencies remained open.

In connection with its 2003 audit, KPMG concluded that the income tax accrual should be reduced by $2,549 because the Company had sufficient net operating losses available to apply against the tax contingencies. KPMG pointed to the fact that the Company continued to have operating losses in years subsequent to the years related to the tax contingencies and to the more recent change in tax law allowing operating losses to be carried back five years.

The Company understands that KPMG determined that the accounting adjustment had not been identified by the Company because the Company failed to monitor business activities and changing circumstances to identify events that necessitate a more in-depth written and contemporaneous analysis or revaluation of prior management judgments and accounting estimates.

The Company addressed KPMG’s comment regarding its failure to monitor business activities and changing circumstance in order to identify events that necessitate a more in-depth written and contemporaneous analysis or revaluation of prior management judgments and accounting estimates. Within one month after receiving KPMG’s comment, the Company modified its internal control to require a written analysis prior to the filing of each quarter’s Form 10-Q and the Form 10-K that identifies changes in the Company’s business activities and changing circumstances and considers potential revaluation of prior management judgments and accounting estimates. This analysis is applied to those areas of accounting identified under Critical Accounting Estimates on the Form 10-K. This analysis was performed in May 2004, in relation and prior to the filing of the Form 10-Q for the quarter ended March 31, 2004.

In addition, immediately after receiving KPMG’s comment, the Company prepared a written analysis to support the $2.549 million reduction to the accrual for income taxes prior to the filing of Form 10-K for the year ended December 31, 2003.